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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Owens Corning

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class Securities)

690742101

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

May 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	690742101
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 11,138,799
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 11,138,799
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,138,799
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.4%[1]
14	Type of Reporting Person (See Instructions) OO

 1 With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 132,950,749 was used as the total amount of outstanding shares of Common Stock of the Issuer.  This amount includes (a) the 131,662,806 shares of Common Stock issued and outstanding as of February 22, 2008, as reported in the Issuer’s Form 10-K for the year ended December 31, 2007, and (b) the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No.	690742101
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Oculus Portfolios, L.L.C. FEIN 20-0805088
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 3,313,825
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,313,825
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,313,825
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%[1]
14	Type of Reporting Person (See Instructions) OO

1The percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person was based upon the 131,662,806 shares of Common Stock issued and outstanding as of February 22, 2008, as reported in the Issuer’s Form 10-K for the year ended December 31, 2007.

CUSIP No.	690742101
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 14,452,624
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 14,452,624
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,452,624
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.9%[1]
14	Type of Reporting Person (See Instructions) OO

1With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 132,950,749 was used as the total amount of outstanding shares of Common Stock of the Issuer.  This amount includes (a) the 131,662,806 shares of Common Stock issued and outstanding as of February 22, 2008, as reported in the Issuer’s Form 10-K for the year ended December 31, 2007, and (b) the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No.	690742101
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 14,452,624
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 14,452,624
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,452,624
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.9%[1]
14	Type of Reporting Person (See Instructions) IA, PN

1With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 132,950,749 was used as the total amount of outstanding shares of Common Stock of the Issuer.  This amount includes (a) the 131,662,806 shares of Common Stock issued and outstanding as of February 22, 2008, as reported in the Issuer’s Form 10-K for the year ended December 31, 2007, and (b) the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No.	690742101
1	Name of Reporting Person. I.R.S. IDENTIFICATION David E. Shaw
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 14,452,624
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 14,452,624
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,452,624
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.9%[1]
14	Type of Reporting Person (See Instructions) IN

1With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 132,950,749 was used as the total amount of outstanding shares of Common Stock of the Issuer.  This amount includes (a) the 131,662,806 shares of Common Stock issued and outstanding as of February 22, 2008, as reported in the Issuer’s Form 10-K for the year ended December 31, 2007, and (b) the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 13, 2006, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”), dated as of April 12, 2007.  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby deleted in their entirety and replaced as follows:

(a), (b) Based upon the Issuer’s Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on February 27, 2008, there were 131,662,806 shares of Common Stock issued and outstanding as of February 22, 2008.  The 11,138,799 shares of Common Stock beneficially owned by Laminar (the “Laminar Shares”) represent approximately 8.4% of the shares of Common Stock issued and outstanding, including, for the purpose of this calculation, the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants.  The 3,313,825 shares of Common Stock beneficially owned by Oculus (the “Oculus Shares” and, together with the Laminar Shares, the “Subject Shares”) represent approximately 2.5% of the 131,662,806 shares of Common Stock issued and outstanding as of February 22, 2008.  The 14,452,624 shares of Common Stock beneficially owned by DESCO LLC (the “DESCO LLC Shares”) represent approximately 10.9% of the shares of Common Stock issued and outstanding, including, for the purpose of this calculation, the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants.  The DESCO LLC Shares are comprised of the Subject Shares.  The 14,452,624 shares of Common Stock beneficially owned by DESCO LP (the “DESCO LP Shares”) represent approximately 10.9% of the shares of Common Stock issued and outstanding, including, for the purpose of this calculation, the 1,287,943 shares of Common Stock issuable upon exercise of the Warrants.  The DESCO LP Shares are comprised of the Subject Shares.

Laminar has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares.  Oculus has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Oculus Shares.  Laminar disclaims beneficial ownership of the Oculus Shares, and Oculus disclaims beneficial ownership of the Laminar Shares.

DESCO LP, as Laminar’s and Oculus’s investment adviser, and DESCO LLC, as Laminar’s and Oculus’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock directly, and each such entity disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares of Common Stock directly.  By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any shares of Common Stock other than the Subject Shares.

Paragraph (c) of Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced as follows:

The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by the Reporting Persons in the shares of Common Stock in the last sixty (60) days, which were all brokered transactions, are set forth below:

Name	Date	Price	Number of Shares Purchased / (Sold)
Laminar	5/21/2008	$27.00	(3,114,338)
Laminar	5/21/2008	$27.30	(1,308,591)
Laminar	5/21/2008	$27.83	(299)
Laminar	5/21/2008	$27.90	(75)
Laminar	5/21/2008	$27.95	(149)
Laminar	5/21/2008	$27.96	(374)
Oculus	5/21/2008	$27.00	(1,047,662)
Oculus	5/21/2008	$27.30	(440,209)
Oculus	5/21/2008	$27.83	(101)
Oculus	5/21/2008	$27.90	(25)
Oculus	5/21/2008	$27.95	(51)
Oculus	5/21/2008	$27.96	(126)

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.
Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  May 28, 2008

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.L.C., as Managing Member

	By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW OCULUS PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.L.C., as Managing Member

	By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW & CO., L.L.C.

By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

DAVID E. SHAW

By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Attorney-in-Fact for David E. Shaw